                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               RELTEC Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  759527-10-4
        _______________________________________________________________
                                (CUSIP Number)


                              Patricia A. Hoffman
                               GEC Incorporated
                   c/o Videojet Systems International, Inc.
                           Wood Dale, IL 60191-1073
                                (630) 860-7300

________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                               Copies To:


    Jeffrey I. Gordon, Esq.                    Philip Gelston, Esq.
  Mark S. Wojciechowski, Esq.                Cravath, Swaine & Moore
      Mayer, Brown & Platt                       Worldwide Plaza
         1675 Broadway                          825 Eighth Avenue
       New York, NY 10019                      New York, NY 10019
   Telephone: (212) 506-2500                Telephone: (212) 474-1000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 1, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 759527-10-4
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GEC Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             45,831,283*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          45,831,283*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      45,831,283*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (SEE INSTRUCTIONS)
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
*See Note on page 5.

-----------------------
  CUSIP NO. 759527-10-4
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GEC Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             45,831,283*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          45,831,283*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      45,831,283*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (SEE INSTRUCTIONS)
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
*See Note on page 5.

-----------------------
CUSIP NO. 759527-10-4
-----------------------

-------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
 1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The General Electric Company, p.l.c.
-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
        SEC USE ONLY
 3

-------------------------------------------------------------------------------
        SOURCE OF FUNDS*
 4
        BK, OO
-------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                             [_]
 5
-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZAITON
 6
        England
-------------------------------------------------------------------------------
                        SOLE VOTING POWER
 NUMBER OF       7

  SHARES        ---------------------------------------------------------------
                        SHARED VOTING POSER
BENEFICIALLY     8
                        45,831,283*
  OWNED BY      ---------------------------------------------------------------
                        SOLE DISPOSITIVE POWER
    EACH         9

 REPORTING      ---------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
  PERSON         10
                        45,831,283*
   WITH

-------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        45,831,283*
-------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12      (SEE INSTRUCTIONS)
                                                                        [_]
-------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        CO
-------------------------------------------------------------------------------
*See Note on page 5.

*On March 1, 1999, GEC Incorporated ("Parent") and GEC Acquisition Corp. (the "Purchaser") entered into a Stockholder Agreement and Proxy (the "Stockholder Agreement") with certain affiliates of Kohlberg Kravis Roberts & Co., L.P.
(such affiliates referred to herein, collectively, as the "Principal Stockholders"), pursuant to which each Principal Stockholder has agreed, among other things, to sell in the Offer (as defined in the Offer to Purchase (as defined below)) all the shares of Common Stock, par value $0.01 per share (the "Shares") of RECTEL Corporation (the "Company") that they beneficially own at a price per Share equal to the Offer Price (as defined in the Offer to Purchase). In addition, the Principal Stockholders have granted the Purchaser an option to purchase all the Principal Stockholders' Shares at a price equal to the Offer Price under certain circumstances and subject to certain conditions. Under the Stockholder Agreement, each Principal Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Stockholder Agreement is reflected in Rows 8 and 10 of each of the tables above. A copy of the Stockholder Agreement is attached hereto as Exhibit 2(c), and the Stockholder Agreement is described more fully in Section 12 of the Offer to Purchase dated March 5, 1999 (the "Offer to Purchase") attached hereto as
Exhibit 2(a).

Item 1.  Security and Issuer

  (a) This Schedule 13D relates to the Common Stock, par value $0.01 per share of RELTEC Corporation.

  (b) The Issuer is RELTEC Corporation, a Delaware corporation.

  (c) The address of the Issuer's principal executive office is 5900 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124-4019.

Item 2.  Identity and Background

  (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, a Delaware corporation, which is a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and GEC, p.l.c. is set forth in
Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c.") of the Offer to Purchase and is incorporated herein by reference. This filing shall not be construed as an admission that GEC, p.l.c. is, for purposes of Regulation 13D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and GEC, p.l.c. is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  (d) and (e) During the last five years, none of the Purchaser, Parent or GEC, p.l.c. or, to the best knowledge of the Purchaser, Parent or GEC, p.l.c., any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

  The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction

  (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer, the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

  (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

  (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer, the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

  (1) The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c. HSBC Investment Bank PLC, as Agent Marine Midland Bank, as US Swingline Agent, and certain other financial institutions.

  (2) (a) Offer to Purchase dated March 5, 1999

  (2) (b) Agreement and Plan of Merger dated as of March 1, 1999, among the Purchaser, Parent and the Company.

  (2) (c) Stockholder Agreement and Proxy dated as of March 1, 1999, among the Purchaser, Parent and certain stockholders of the Company.

  (3) See Exhibits (2)(a), (2)(b) and (2)(c).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1999

                                        GEC ACQUISITION CORP.,



                                        By: /s/ John C. Mayo
                                           -----------------------------
                                           Name: John C. Mayo
                                           Title: President



                                        GEC INCORPORATED,

                                        By: /s/ Michael Lester
                                           -----------------------------
                                           Name: Michael Lester
                                           Title: Director



                                        THE GENERAL ELECTRIC COMPANY, P.L.C.


                                        By: /s/ John C. Mayo
                                           -----------------------------
                                           Name: John C. Mayo
                                           Title: Director

                                 EXHIBIT INDEX

EXHIBIT                                                                              PAGE
NUMBER                           EXHIBIT NAME                                       NUMBER

(1)        The Euro 6,000,000,000 Syndicated Credit Facility dated March 25,
           1998, among GTEC, p.l.c., HSBC Investment Bank PLC, as  Agent, Marine
           Midland Bank, as US Swingline Agent, and certain other financial institutions..........................................................

(2)(a)     Offer to Purchase.....................................................

(2)(b)     Agreement and Plan of Merger dated as of March 1, 1999, among the
           Purchaser, Parent and the Company.....................................

(2)(c)     Stockholder Agreement and Proxy dated as of March 1, 1999, among the
           Purchaser, Parent and certain stockholders of the Company.............